UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No.3)

Under the Securities Exchange Act of 1934

OPLINK COMMUNICATIONS INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68375Q403

(CUSIP NUMBER)

Praesidium Investment Management Company, LLC 747 Third Avenue, 35th Floor New York, NY 10017 Tel. No.: (212) 821-1495

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 12, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68375Q403	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Praesidium Investment Management Company, LLC 20-0302413
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 999,323
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,071,932
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,071,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 68375Q403	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Oram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 999,323
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,071,932
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,071,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 68375Q403	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Uddo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 999,323
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,071,932
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,071,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Amended Schedule 13D relating to shares of common stock (“Common Stock”), of Oplink Communications, Inc., a Delaware corporation (the “Issuer”) is being filed on behalf of (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram the “Reporting Persons”).

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

Item 2.	Identity and Background

(a) This statement is filed by: (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram the “Reporting Persons”).

Praesidium, in its capacity as investment manager to certain managed accounts and investment fund vehicles on behalf of investment advisory clients (collectively, the “Accounts”), has sole power to vote 999,323 shares of Common Stock held in the Accounts and to dispose of the shares of 1,071,932 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to control Praesidium.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Item 3.	Source and Amount of Funds

The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the Accounts is approximately $17.38 per share.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5.	Interest in Securities of the Issuer

(a) - (b) The Reporting Persons beneficially own 1,071,932 shares of Common Stock, which represents 5.6% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by each Reporting Person as of July 16, 2012 as set forth in this Schedule 13D, by (ii) the 19,064,109 shares of Common Stock outstanding as of April 27, 2012, according to the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2012.

Praesidium, in its capacity as investment manager to the Accounts has sole power to vote 999,323 shares of Common Stock and the power to dispose of the 1,071,932 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to beneficially own the Common Stock held in the Accounts.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

(d) Not Applicable.

(e) Not Applicable.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Item 7.	Material to be Filed as Exhibits

Exhibit 1.	Joint filing agreement by and among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2012

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Oram
Name:	Kevin Oram
Title:	Managing Member

KEVIN ORAM
By:	/s/ Kevin Oram

PETER UDDO
By:	/s/ Peter Uddo